Exhibit 21

NATIONAL HOLDINGS CORPORATION
September 30, 2015

The following is a list of subsidiaries of the company as of September 30, 2015, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Subsidiary Name	State of Incorporation	Percentage of Voting Securities Owned
National Securities Corporation	Washington	100%
National Asset Management, Inc.	Washington	100%
National Insurance Corporation	Washington	100%
Gilman Ciocia, Inc.	Delaware	100%
Critical Advisors, LLC	Virginia	(1)
Critical Investors, LLC	Virginia	(1)
vFinance Investments Holdings, Inc.	Florida	(1)
vFinance Executive Services, Inc.	Florida	(1)
vFinance Holdings, Inc.	Florida	(1)
vFinance Investments, Inc.	Florida	(2)

(1) 100% owned by vFinance, Inc.
(2) 100% owned by vFinance Investment Holdings, Inc.